FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: January 1998

NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 13,1998			NEWCOURT CREDIT GROUP INC.
By: John P. Stevenson
Corporate Secretary

For immediate release

Trading Symbol:	NCT	           Contact:	John Sadler
Exchange Listings: Toronto		            Senior Vice President
	                  Montreal             Corporate Affairs
                   New York          			(416) 594-2400


Newcourt Credit Group may advance closing of purchase of AT&T Capital


Toronto, Ontario, January 8, 1998 - Newcourt Credit Group today announced that it has made significant progress on satisfying the closing conditions contained in the Stock Purchase Agreement under which Newcourt agreed to acquire all of the issued and outstanding common shares of AT&T Capital Corporation. As a result, the Company confirmed that the acquisition may close as early as January 12, 1998.

When the transaction was announced on November 17, 1997, it was confirmed that certain conditions, including regulatory approvals, would need to be satisfied prior to the closing of the acquisition. At the time of the initial announcement and in the Company's final prospectus dated November 24, 1997, Newcourt indicated that these conditions would be satisfied in a time period that would allow the transaction to close on or after January 30, 1998.

On December 3, 1997, Newcourt successfully completed its offering of
38.5 million Subscription Rights consisting of Fully Paid Subscription Rights and Instalment Receipt Subscription Rights pursuant to the Company's final prospectus dated November 24, 1997, which resulted in total gross proceeds of C$1.77 billion. A substantial portion of the net proceeds from this issue will be used to finance the cash portion of the US$ 1.61 billion purchase price for all of the issued and outstanding common shares of AT&T Capital Corporation. In addition, Newcourt will issue on closing 17,633,857 Common Shares from treasury to Hercules Holdings (Cayman) Limited pursuant to the Stock Purchase Agreement.

- more -

Pursuant to the terms of the Subscription Rights Agreement, the 38.5 million Subscription Rights (consisting of 25,890,336 Fully Paid Subscription Rights and 12,609,664 Instalment Receipt Subscription Rights) will be automatically exchanged for (i) 25,890,336 Common Shares of Newcourt Credit Group as represented by the previously issued Fully Paid Subscription Rights, and (ii) 12,609,664 Instalment Receipts as represented by this previously issued Instalment Receipts Subscription Rights on the closing of the purchase and sale of the AT&T Capital shares pursuant to the Stock Purchase Agreement. Upon the acquisition closing, the Company's registers for the Subscription Rights will immediately be closed.

Registered holders of Fully Paid Subscription Rights as of the closing of the acquisition should present and surrender certificates representing Fully Paid Subscription Rights to Montreal Trust Company of Canada at its principal office in Toronto, Montreal or Vancouver or to The Bank of Nova Scotia Trust Company of New York at its principal office in New York City in return for a certificate evidencing that number of Common Shares of Newcourt Credit Group to which the registered holder is entitled.

If any Fully Paid Subscription Rights certificates have not been so surrendered within 15 days of the closing of the acquisition, Montreal Trust Company of Canada will mail a certificate representing the applicable number of Newcourt Common Shares to holders of record of Fully Paid Subscription Rights as at the date of closing of the acquisition to the last known address of record of the holder.

Upon closing of the AT&T Capital transaction, the Instalment Receipt Subscription Rights will automatically convert, without further action by holders, into Instalment Receipts. The Instalment Receipts represent beneficial ownership of the underlying Common Shares prior to full payment of the final instalment which is payable on or before December 3, 1998. The Instalment Receipts will be listed on the Toronto Stock Exchange and the Montreal Exchange.

AT&T Capital is a global leader in providing equipment leasing, finance and related services to approximately 500,000 commercial customers of all sizes in 23 countries. The company had total owned and managed assets of US$13.6 billion (C$19.2 billion) at September 30, 1997.

Newcourt Credit Group is one of North America's leading sources of asset-based financing serving the corporate, commercial and institutional markets, with owned and managed loans of more than C$10.0 billion (US$7.1 billion) at September 30, 1997, and an international network of 42 offices.

News Release


Trading Symbol:	NCT	           Contact: John Sadler
Exchange Listings:	Toronto	             Senior Vice President
               	  	Montreal	            Corporate Affairs
                 		New York		           (416) 594-2400

Newcourt closes AT&T Capital acquisition
Integration plan set in high gear, changes made to structure, management and Board

Toronto, Canada, January 12, 1998 - Newcourt Credit Group today confirmed that it has closed the transaction to acquire all of the outstanding common shares of AT&T Capital Corporation. On November 17, 1997, the two companies announced they had entered into an agreement to combine their operations to create one of the world's largest asset finance companies.

With corporate headquarters in Toronto, Canada, the combined company has over C$29.2 billion (US$20.7 billion, (12.2 billion) in owned and managed assets and more than 5,000 employees operating from 65 offices in 24 countries. The company provides financing to more than 600,000 customers through over 300 vendor finance relationships.

"Combining the operations of Newcourt and AT&T Capital creates a global leader in the commercial finance and corporate finance sectors serving a blue chip client base with some of the most advanced systems available in the industry," noted Steven K. Hudson, CEO of the combined enterprise.

The combined company will provide asset financing services to its clients through three operating businesses. The Commercial Finance Business will have its headquarters in New Jersey with a major presence in Toronto, Canada. Through its vendor focus, this business will provide commercial finance to a large number of customers worldwide such as Lucent Technologies and Dell Computers. Bradley D. Nullmeyer will serve as President of the Commercial Finance Business.

The Corporate Finance Business, with its headquarters based in Toronto, Canada will provide structured corporate finance to a growing roster of major international clients. This business will finance the acquisition of capital assets such as aircraft, rolling stock and telecommunications installations as well as infrastructure financing for the corporate and public sectors. David D. McKerroll will serve as President of the Corporate Finance Business.

To meet the underwriting, funding, administration and risk management needs of the Commercial Finance and Corporate Finance operations, the company's Services Business will be headquartered in New Jersey with significant activities located in Toronto, Canada. The Services Business will provide a range of corporate services from tax planning and treasury, to financial reporting and credit. Daniel A. Jauernig will serve as President of the Services Business in addition to being the company's Chief Financial Officer. In carrying out his responsibilities, Mr. Jauernig will work closely with Glen Votek, EVP - Treasurer, and Michael DeBernardi, EVP - Credit and Risk Management.

One of the principal benefits resulting from this alliance is the combination of Newcourt's proven origination capability with AT&T
Capital's global distribution network. This network will be engaged immediately to provide world-wide support to several of Newcourt's major vendor finance programs including its joint venture with Dell Computer Corporation.

"To focus this global network on serving the needs of these major customers, I am very pleased that David Sharpless, the chairman of Dell Financial Services, has agreed to also take on full-time responsibilities for the international activities of the Commercial Finance Business," noted Mr. Hudson.

"Significant benefits, in terms of serving our customers and creating value for our shareholders, have already been realized from the early integration of Newcourt's powerful origination capabilities with AT&T Capital's global reach. I am looking forward to accelerating this process," said Mr. Sharpless.

As a result of this acquisition and the new responsibilities assumed by Mr. Sharpless, the Board of Directors will be asked to make certain changes. In addition to his new executive duties, Mr. Sharpless will be appointed to the position of Deputy Chairman assisting in matters of corporate governance. At the same time, David Banks, the current CEO of AT&T Capital, will join the Board as its Chairman. Also joining the Board will be Takumi Shibata, President of Nomura International plc, and Guy Hands, Managing Director of Nomura International's Principal Finance Group, representing Hercules Holdings.

"I am very pleased that David Banks has agreed to take on the role of Chairman of the combined company. His background and experience in international finance as well as his achievements since joining AT&T Capital in building new business relationships and initiating cost reductions will add great value as we move forward with the integration of the two companies," noted Mr. Hudson.

David Banks was appointed Chief Executive Officer of AT&T Capital in May 1997. Prior to this, he was a private investor involved in a number of ventures and acted as a special advisor to Nomura International plc.
His career in international finance and marketing spans 29 years during which time he served in various senior management positions for The Chase Manhattan Bank, Carlyle Banks & Company, Continental Grain Company and The General Atlantic Group.

The process of integrating the operations of Newcourt Credit Group and AT&T Capital was initiated immediately following last November's acquisition announcement. Since that time, the companies have been working through key issues such as operating structures and primary business office locations. An Integration Office, with six senior management members, was established to lead and manage the work of 12 dedicated integration task forces comprised of more than 60 individuals selected from amongst the employees at both companies. The full integration of the two companies is expected to take between 12 and 18 months.

"Since the agreement with Newcourt was announced last November, both companies have worked non-stop to put the information and resources in place to get the integration process off to a quick and effective start," said Mr. Banks. "The integration task forces will provide the focus and discipline needed to drive that process and ensure that it stays on course, on budget and on schedule."

"With the closing of this transaction the integration process moves into high gear to begin the important work of putting the resources of these two industry leaders together into one world-class enterprise," added Mr. Hudson. "I am very pleased to announce that Paul Currie has joined the company as Executive Vice President and will lead the integration process. His appointment will ensure that the overall operations of the combined enterprise are fully focused on serving the needs of our customers and are cost effective." Borden Rosiak, Executive Vice President, has joined the company's Executive Office and will work closely with the Integration Office as well as immediately assuming other corporate initiatives as directed by Mr. Hudson.

"I am looking forward to this exciting challenge and to working with the management of both companies to help create the framework for one of the world's leading asset finance organizations," said Mr. Currie. "The structure of this new enterprise will be designed to maximize the tremendous resources that each company brings to the alliance, creating a true powerhouse in the global market for commercial and corporate asset-based financing."

Prior to joining Newcourt, Mr. Currie spent eight years with Coopers & Lybrand as a Senior Partner in the company's Financial Advisory Services Group. He has been involved in a large number of merger, acquisition, divestiture and reorganization projects in a variety of sectors including commercial banking, mutual funds, investment banking, real estate and the public sector.

While with Coopers & Lybrand, Mr. Currie was responsible for the creation of a unique joint venture enterprise between Royal Bank, Bank of Montreal and Toronto Dominion Bank that combined certain operations involving 4,000 staff at 23 sites. Other accomplishments include the privatization of the CN Tower and leadership on the team restructuring Olympia and York. Most recently, Mr. Currie was Chief Executive Officer of the Privatization Secretariat for the Ontario Government.

The combination of Newcourt Credit Group and AT&T Capital creates one of the world's leading sources of asset-based financing serving the corporate, commercial and institutional markets with owned and managed assets of C$29.2 billion (US$20.7 billion, (12.2 billion) at September 30, 1997, and a global distribution capability in 24 countries.

News Release




Trading Symbol:       NCT		     Contact:  John Sadler
Exchange Listings:    Toronto			         Senior Vice President
          		          Montreal			        Corporate Affairs
          		          New York			        (416) 594-2400

Newcourt to Guarantee or Support AT&T Capital Debt

Toronto, Canada, January 12, 1998 - In a separate announcement earlier today, Newcourt Credit Group announced that it had closed the transaction to acquire all of the outstanding common shares of AT&T Capital Corporation. In connection with that announcement, Newcourt also said today that it intends to either provide a guarantee for certain classes of outstanding indebtedness for borrowed money of AT&T Capital or enter into a support agreement with AT&T Capital for the benefit of the holders of certain classes of outstanding indebtedness for borrowed money of AT&T Capital.

- 30 -